Exhibit 1.

FOR IMMEDIATE RELEASE

January 15, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. (CTBI) reports record earnings for 2002

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report fourth quarter 2002 earnings of $7.0 million or $0.56 per share. Earnings per share increased 19.1% or $0.09 per share compared to the $0.47 per share or $5.8 million earned during the same period in 2001. Earnings for the year ended December 31, 2002 increased 23.9% to $27.6 million or $2.21 per share from the $22.3 million or $1.76 per share earned for the year ended December 31, 2001. Fourth quarter and year-to-date 2002 earnings were positively impacted by $0.045 per share and $0.18 per share, respectively, due to the implementation of SFAS No. 142, Goodwill and Other Intangible Assets. All per share data has been restated to reflect the 10% stock dividend distributed on December 15, 2002.

The increase in earnings is reflected in the Company's performance ratios. Return on average assets was 1.12% for the three months and year ended December 31, 2002 compared to 0.91% for the three months and year ended December 31, 2001. Return on average shareholders' equity was 13.31% for the quarter ended December 31, 2002 as compared to 12.08% for the same period in 2001. Return on average shareholders' equity was 13.63% for the year ended December 31, 2002 as compared to 11.85% for the year ended December 31, 2001. CTBI's efficiency ratio of 58.86% for the quarter ended December 31, 2002 was relatively flat compared to the 58.56% for the same period in 2001. However, CTBI's efficiency ratio for the year of 57.29% is a 5% improvement from the 60.07% of 2001.

"I am pleased to announce record earnings for the year 2002," said Vice Chairman, President and CEO Jean R. Hale. "We accomplished our earnings goals during a very difficult economic environment by the strong focus of our officers and staff in implementing our strategic and business plans. Historically, our Company has been a solid performer. During 2002, the total return to our investors was a positive 20.19% while the Russell 2000 Index of small cap companies declined 20.48%. Our three year annualized return was a positive 19.51% compared to a decline of 7.54% for the Russell 2000 Index. CTBI's five year annualized return was a positive 5.25% compared to a decline of 1.36% for the Russell 2000 and our 10 year annualized return was a positive 9.22% compared to a positive 7.16% for the Russell 2000. We appreciate the continued support of our shareholders and are pleased to have returned to them both a 10% stock dividend and a 3.27% cash dividend yield during 2002."

Balance Sheet Review

The Company's assets remained relatively flat from December 31, 2001 to December 31, 2002 at $2.5 billion. The Company's balance sheet reflects the state of the U.S. economy during the past year with weak commercial loan demand, increased residential mortgage loan refinancing, and record low interest rates. The loan portfolio remained relatively flat to prior quarter at $1.6 billion and decreased 4.3% from the $1.7 billion at prior year-end. Total deposits increased 2.6% to $2.1 billion from September 30, 2002 and decreased 1.3% from December 31, 2001. The Company continues to have a high level of liquidity due to the weak loan demand and low yielding investment options. With limited investment opportunity and high liquidity, the Company has been pricing its interest bearing deposits at the mid-range of its competitors to manage its interest margin.

Nonperforming loans decreased 20.3% from prior quarter and 32.4% from prior year. Nonperforming loans on December 31, 2002 were $22.7 million compared to $28.5 million at September 30, 2002 and $33.7 million at December 31, 2001. The significant decline in nonperforming loans is attributable to completion of the planned liquidation of one commercial problem loan totaling $3.7 million and the Company's continuing focus on asset quality during this weak period in the economy. Specific reserves are established for all large loans where a loss may occur; therefore, no significant losses are anticipated except for those loans with specific reserve allocations.

Foreclosed properties on December 31, 2002 were $2.8 million, a decrease from the $3.3 million at September 30, 2002 and an increase from the $2.0 million reported at December 31, 2001. The increase from prior year is primarily comprised of 1-4 family residential real estate.

Net charge-offs for the quarter ended December 31, 2002 were $2.1 million, an annualized rate of 0.5% of average loans. For the year ended December 31, 2002, net charge-offs decreased 8.4% to $10.5 million or 0.6% of average loans compared to the $11.4 million or 0.6% of average loans for the same period in 2001. Our reserve for losses on loans and leases as a percentage of total loans outstanding decreased from 1.45% at September 30, 2002 to 1.42% at December 31, 2002 and increased from the 1.38% of December 31, 2001. The increase in reserve for losses on loans from prior year is reflective of currently weak economic conditions. In the fourth quarter 2002, management decreased its reserve for losses on loans to be reflective of the improving asset quality indicators.

With a current a dividend yield of 3.34%, the Company continues to grow its shareholders' equity. Shareholders' equity of $209.4 million on December 31, 2002 is a 9.3% increase from the $191.6 million on December 31, 2001.

Net Interest Income

Our net interest margin of 3.88% is an 8 basis point or 2.1% increase from the 3.80% for the quarter ended December 31, 2001. While the fourth quarter's net interest margin is an increase over the prior year fourth quarter, it reflects an 18 basis point decline from the prior quarter ended September 30, 2002. Management expects continuing pressure on its net interest margin due in part to the last interest rate cut by the Federal Open Market Committee during the fourth quarter of 2002.

Noninterest Income

Noninterest income for the quarter and year ended December 31, 2002 of $8.2 million and $27.9 million, respectively, were 33.2% and 17.5% increases from the $6.2 million and $23.8 million earned during the same periods in 2001. The increase in noninterest income for the year ended December 31, 2002 is primarily the result of increased deposit service charge revenue due to the implementation of our Overdraft Honor program, increased gains on sales of residential real estate loans due to increased refinancing activity, and increased gains on sales of securities. While the increase in residential real estate loan refinancing activity, due to the low interest rate environment, resulted in higher noninterest income from the gains on sales of loans, noninterest income was negatively impacted by an impairment charge to capitalized mortgage loan servicing rights of $0.8 million and $1.1 million for the quarter and the year respectively.

Noninterest Expense

Noninterest expense for the fourth quarter 2002 increased 7.1% from $16.7 million for the fourth quarter 2001 to $17.9 million for the fourth quarter 2002. Year-to-date noninterest expense increased 3.7% from $64.9 million for the year ended December 31, 2001 to $67.3 million for the year ended December 31, 2002. The increase in noninterest expense for the year was primarily attributable to an increase in personnel expense due to the filling of budgeted key positions within the Company, an increase in salaries due to base salary costs associated with the acquisition of our Hazard Market, incentives earned by employees under our performance incentive program, and annual merit increases.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Office of the Comptroller of Currency, the Federal Deposit Insurance Corporation, and state regulators whose policies and regulations could affect the Corporation's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern and central Kentucky, and 5 banking locations in West Virginia.

Additional information follows.

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2002

(in thousands except per share data)	Three Months Ended 12/31/02	Three Months Ended 9/30/02	Three Months Ended 12/31/01	Twelve Months Ended 12/31/02	Twelve Months Ended 12/31/01
Interest income	$34,761	$35,924	$41,362	$146,550	$176,835
Interest expense	13,084	13,564	19,411	57,293	93,717
Net interest income	21,677	22,360	21,951	89,257	83,118
Loan loss provision	1,670	2,530	2,840	10,086	9,185

Securities gains	0	1,528	138	1,528	775
Gains on sales of loans	2,068	1,016	880	4,415	2,554
Deposit service charges	4,178	3,631	2,975	13,484	11,086
Trust revenue	798	546	613	2,500	2,520
Insurance commissions	190	147	54	440	377
Other noninterest income	971	1,819	1,502	5,561	6,462
Total noninterest income	8,205	8,687	6,162	27,928	23,774

Personnel expense	9,049	8,742	8,144	34,643	31,093
Occupancy and equipment	2,357	2,317	2,034	9,206	8,884
Amortization-goodwill/intangibles	145	145	956	580	3,699
Other noninterest expense	6,300	5,579	5,531	22,912	21,262
Total noninterest expense	17,851	16,783	16,665	67,341	64,938

Net income before taxes	10,361	11,734	8,608	39,758	32,769
Income taxes	3,393	3,801	2,763	12,158	10,497
Net income	$6,968	$7,933	$5,845	$27,600	$22,272

Memo: TEQ interest income	$35,209	$36,417	$41,847	$148,447	$178,817

Average shares outstanding	12,348	12,452	12,566	12,475	12,668
Basic earnings per share	$0.56	$0.64	$0.47	$2.21	$1.76
Diluted earnings per share	$0.56	$0.63	$0.46	$2.19	$1.75
Dividends per share	$0.21	$0.19	$0.19	$0.78	$0.74

Average balances:
Loans, net of unearned income	$1,647,620	$1,654,655	$1,744,064	$1,666,608	$1,749,892
Earning assets	2,261,202	2,232,150	2,343,388	2,268,579	2,256,341
Total assets	2,461,482	2,425,907	2,541,349	2,467,469	2,444,695
Deposits	2,103,355	2,075,122	2,180,293	2,110,714	2,094,296
Interest bearing liabilities	1,913,392	1,894,945	2,013,862	1,934,227	1,956,910
Shareholders' equity	207,758	205,460	191,931	202,562	187,899

Performance ratios: (TEQ)
Return on average assets	1.12%	1.30%	0.91%	1.12%	0.91%
Return on average equity	13.31%	15.32%	12.08%	13.63%	11.85%
Yield on average earning assets	6.18%	6.47%	7.08%	6.54%	7.93%
Cost of interest bearing funds	2.71%	2.84%	3.82%	2.96%	4.79%
Net interest margin	3.88%	4.06%	3.80%	4.02%	3.77%
Efficiency ratio	58.86%	55.92%	58.56%	57.29%	60.07%

Loan charge-offs	$(2,893)	$(3,853)	$(4,264)	$(14,138)	$(15,446)
Recoveries	800	851	1,014	3,674	4,023
Net charge-offs	$(2,093)	$(3,002)	$(3,250)	$(10,464)	$(11,423)

Market price:
High	$30.00	$25.46	$22.27	$30.00	$25.91
Low	$23.64	$20.59	$18.96	$19.79	$13.64
Close	$25.14	$24.46	$21.59	$25.14	$21.59

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2002

(in thousands except per share data)	As of 12/31/02	As of 9/30/02	As of 12/31/01
Assets:
Loans, net of unearned	$1,636,886	$1,639,562	$1,711,072
Loan loss reserve	(23,271)	(23,694)	(23,648)
Net loans	1,613,615	1,615,868	1,687,424
Securities available-for-sale	527,339	475,776	367,233
Securities held-to-maturity	51,243	54,655	83,324
Other earning assets	49,591	46,532	114,166
Cash and due from banks	92,615	73,599	95,630
Premises and equipment	50,767	50,554	51,101
Goodwill and core deposit intangible	64,531	64,676	64,534
Other assets	38,210	39,729	40,493
Total Assets	$2,487,911	$2,421,389	$2,503,905

Liabilities and Equity:
NOW accounts	$16,177	$16,004	$33,082
Savings deposits	628,040	614,727	568,228
CDs >=$100,000	354,007	352,336	385,724
Other time deposits	785,927	776,575	848,301
Total interest bearing deposits	1,784,151	1,759,642	1,835,335
Noninterest bearing deposits	343,565	313,719	320,437
Total deposits	2,127,716	2,073,361	2,155,772
Other interest bearing liabilities	134,652	123,880	140,053
Noninterest bearing liabilities	16,124	18,162	16,474
Total liabilities	2,278,492	2,215,403	2,312,299
Shareholders' equity	209,419	205,986	191,606
Total Liabilities and Equity	$2,487,911	$2,421,389	$2,503,905

Ending shares outstanding	12,348	12,369	12,568
Memo: Market value of HTM Securities	$52,673	$56,427	$85,088

90 days past due loans	$2,814	$2,657	$2,640
Nonaccrual loans	$19,649	$25,599	$30,496
Restructured loans	$276	$284	$518
Foreclosed properties	$2,761	$3,302	$1,982

Tier 1 leverage ratio	8.23%	8.19%	6.44%
Tier 1 risk based ratio	10.98%	11.18%	9.11%
Total risk based ratio	12.22%	12.43%	10.32%
FTE employees	874	868	883

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2002

Community Trust Bancorp, Inc. reported earnings for the three and twelve months ended December 31, 2002 and December 31, 2001 as follows:

	Three Months Ended December 31		Twelve Months Ended December 31
(in thousands except per share data)	2002	2001	2002	2001

Net income	$6,968	$5,845	$27,600	$22,272

Basic earnings per share	$0.56	$0.47	$2.21	$1.76

Diluted earnings per share	$0.56	$0.46	$2.19	$1.75

Average shares outstanding	12,348	12,566	12,475	12,668

Total assets (end of period)	$2,487,911	$2,503,905

Return on average equity	13.31%	12.08%	13.63%	11.85%

Return on average assets	1.12%	0.91%	1.12%	0.91%

Provision for loan losses	$1,670	$2,840	$10,086	$9,185

Gains on sales of loans	$2,068	$880	$4,415	$2,554